SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26
Centro, CEP 20030-900
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Closing of the divestment of minority stake to GEBBRAS Rio de Janeiro, July 15, 2026, AXIA Energia S.A. (“Company” and “AXIA Energia”) further to the Market Announcement released on May 4, 2026, the Company hereby informs that, following the satisfaction of the conditions precedent, it has completed, on this date, the sale of all of its 49% minority equity interests in special purpose entities (“SPEs”) engaged in electric power transmission to GEBBRAS Participações Ltda. ("GEBBRAS"), for a total consideration of BRL 451.4 million. The divested interests relate to the following SPEs: Goiás Transmissão S.A., MGE Transmissão S.A., Transenergia Renovável S.A., and Transenergia São Paulo S.A., whose transmission assets are located in the states of Goiás, Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, and São Paulo, respectively. Transmission line length Concession term Estimated net revenue 2027¹² Estimated EBITDA 2027¹² Net debt 2025 ~1,086 km Between 2039 and 2040 BRL 218 million BRL 176 million BRL 414 million 1. Estimated values reflecting the reduction in TER's Permitted Annual Revenue (RAP) beginning in 2027, as already provided for in the concession agreement. 2. The figures are estimates and may vary depending on future assumptions and conditions. The completion of the transaction reinforces AXIA Energia's commitment to optimizing its minority interests, maintaining disciplined capital allocation, and simplifying its corporate structure, in line with the objectives set forth in its Strategic Plan. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2026

AXIA Energia S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.